Exhibit 99.2

February 15, 2011

Carrizo Oil & Gas, Inc.

1000 Louisiana Street, Suite 1500

Houston, Texas 77002

Re:	Reserves Evaluation to the Interests of Carrizo Oil & Gas, Inc.

Heavy Oil Properties, Anderson County, Texas

Gentlemen:

Fairchild and Wells, Inc. (FAW) has performed an engineering evaluation, completed on February 15, 2011, to estimate proved reserves and future cash flows from heavy oil (steamflood) properties to certain interests of Carrizo Oil & Gas, Inc. in Anderson County, Texas as of December 31, 2010. This evaluation was authorized by Mr. S.P. Johnson IV, President of Carrizo Oil & Gas, Inc. (Carrizo). Projections of the anticipated future annual oil production and future cash flows have also been prepared utilizing property development schedules provided by Carrizo. The reserves and future cash flows to the evaluated interests were based on economic parameters and operating conditions considered applicable and conforms to our understanding of the financial reporting requirements of the Securities and Exchange Commission (SEC).

The estimated reserves and future cash flows shown in this report are for proved developed and proved undeveloped reserves. Our estimates do not include any value which might be attributed to interests in undeveloped acreage beyond those tracts for which reserves have been assigned. Based on information provided by Carrizo, the properties reviewed by FAW represent 1.90 percent of the total net proved hydrocarbon reserves, expressed in Mcf equivalent (Mcfe) volumes.

The methods and procedures used were those that were considered necessary under the circumstances to prepare this report. The assumptions, data, methods, and procedures used are appropriate for the purpose served by this report. The data utilized in this analysis were furnished by Carrizo or obtained from public data sources and were considered sufficient for the purposes thereof. We have relied upon data furnished by Carrizo in preparing our prediction of future production and cash flow. Carrizo has informed us that they have provided us with all the data required for this analysis.

The estimated reserves and future cash flows shown in this report are dependent on hydrocarbon prices. The prices used in the preparation of this report were provided by Carrizo, and we have not conducted an independent verification of the prices. Carrizo stated that the prices provided to us were based on the twelve-month un-weighted arithmetic average of the prices in effect on the first day of each month during year 2010. The average realized price of $73.63 per barrel used to determine the future gross revenues in this report was provided by Carrizo and reflects adjustments to the benchmark price, referred to as differentials, for items such as gravity, quality, local conditions, and or/distance from market. The differentials were determined by Carrizo, and we have not conducted an independent verification of these differentials. Carrizo stated that the average benchmark price used for heavy oil was the Conoco Phillips West Texas intermediate price of $76.05 per barrel.

These reference prices are held constant in accordance with SEC guidelines. Actual future prices may vary significantly from the prices required by SEC regulations, therefore reserve volumes actually

Carrizo Oil & Gas, Inc.	Camp Hill Field Reserve Study Anderson County, Texas

recovered and actual cash flow may vary significantly from the estimated quantities presented in this report.

In performance of this evaluation, we have relied upon information furnished by Carrizo with respect to property interests owned, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production. Capital costs and timing of investments has been provided by Carrizo. With respect to the technical files supplied by Carrizo, we have accepted the authenticity and sufficiency of the data contained therein.

The results of the study are summarized in the table below.

SUMMARY

ESTIMATED PROVED RESERVES AND FUTURE CASH FLOWS - CAMP HILL FIELD, ANDERSON CO., TX

TO THE INTERESTS OF CARRIZO OIL & GAS, INC., EFFECTIVE 12/31/2010

	Net	Future Cash Flows, Before NPI (M$)
	Reserves Mbbls	Undiscounted	Discounted at 10%
Proved Developed
18 Pattern	349.6	17,830.1	14,768.7
Temple Eastex	84.9	4,374.1	3,554.4
Royal	1,654.9	86,475.7	48,919.7

Total Proved-Developed	2,089.4	108,679.9	67,242.7

Proved Undeveloped
18 Pattern	319.7	15,607.6	11,843.5
Royal	262.8	13,633.6	7,910.1

Total Proved Undeveloped	582.6	29,241.2	19,753.5

Total Proved	2,672.0	137,921.1	86,996.3

FUTURE CASH FLOW - TOTAL PROJECT BY YEAR (AFTER NPI)

	Future Cash Flows After NPI (M$)
Year	Undiscounted	Discounted at 10%
2011	1,400.4	1,335.2
2012	13,603.2	11,791.0
2013	22,077.9	17,397.1
2014	17,794.9	12,747.4
2015	12,389.9	8,068.6
2016	13,706.2	8,114.4
2017	14,095.0	7,586.0
2018	13,504.0	6,607.2
2019	10,766.0	4,788.7
2020	9,131.3	3,692.3
2021	6,027.1	2,215.6

Total:	134,495.98	84,343.64

February 15, 2011	Page 2	Fairchild and Wells, Inc.

Carrizo Oil & Gas, Inc.	Camp Hill Field Reserve Study Anderson County, Texas

Future cash flow is presented after deducting production taxes and after deducting future capital costs and operating expenses, but before consideration of Federal income taxes. The future cash flow has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties. Our estimates of future revenue do not include any salvage value for the lease and well equipment. Fairchild and Wells, Inc. expresses no opinion as to the fair market value of the evaluated properties.

We have relied upon data furnished by Carrizo in preparing our prediction of future production and cash flow. Carrizo has informed us that they have provided us with all the data required for this analysis. Data provided by Carrizo includes property interests owned, production and well tests, operating costs, hydrocarbon pricing based on SEC regulations, state regulations that impact operations, transportation and processing fees, ad valorem and production taxes, development plans, completion and development costs, geological structure and net pay thickness maps, well logs, and core analysis. FAW reviewed this data for its reasonableness, however we have not conducted an independent verification of the data supplied by Carrizo. Carrizo has assured us of their intent and ability to proceed with the development activities as scheduled in this report, and that they are not aware of any regulatory, legal, or political obstacles that would significantly alter their plans.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues there from and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the actual sales rates and the prices actually received for the reserves along with the costs incurred in recovering such reserves may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments only, not statements of fact.

The estimates of reserves presented in this report were based on a study of the properties in which Carrizo owns an interest. However we have not made any field examination of the properties. FAW has not examined or determined the mechanical operation and condition of the wells and facilities. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs considered for potential liability for restoration and clean up damages, if any, caused by operating practices.

The titles to the properties have not been examined by Fairchild and Wells, Inc. nor has the actual degree or type of interest owned been independently confirmed. We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis.

This report was prepared for public disclosure by Carrizo in accordance with disclosure requirements set forth in the SEC regulations.

February 15, 2011	Page 3	Fairchild and Wells, Inc.

Carrizo Oil & Gas, Inc.	Camp Hill Field Reserve Study Anderson County, Texas

The professional qualifications of the undersigned, the technical person primarily responsible for auditing the reserve information discussed in this report, are included as an attachment to this letter.

It has been a pleasure to serve you by preparing this engineering evaluation.

Yours very truly,

Fairchild and Wells, Inc.

/s/ James Fairchild

James Fairchild

President

February 15, 2011	Page 4	Fairchild and Wells, Inc.

Carrizo Oil & Gas, Inc.	Camp Hill Field Reserve Study Anderson County, Texas

Professional Qualifications of Primary Technical Person

Mr. James W. Fairchild, President of Fairchild and Wells, Inc. (d.b.a. Fairchild & Stan) was the primary technical person responsible for overseeing the estimate of the reserves, future production and income to certain interests of Carrizo Oil & Gas, Inc. in Anderson County, Texas.

Mr. Fairchild earned a Bachelor of Science Degree in Mechanic Engineering from the University of Florida in 1963. A Master of Science Degree in Mechanical Engineering was earned from the University of Florida in 1965. He has been a registered Professional Engineer in the State of Texas since August, 1972. He is also a Life Member of the Society of Petroleum Engineers, member of the Geothermal Resources Council and member of the National Energy Services Association.

Before co-founding Fairchild and Wells, Inc. Mr. Fairchild served in a number of engineering positions with Esso Production Research Company and Intercomp. Throughout his career, Mr. Fairchild has conducted numerous reservoir characterization and management studies related to the production of oil and gas reservoirs during primary, secondary and tertiary operations. Mr. Fairchild has provided expert witness testimony related to reservoir engineering, economic evaluation of oil and gas developments, gas storage designs and geothermal operations.

February 15, 2011	Page 5	Fairchild and Wells, Inc.